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                               December 15, 2023

       Leonid Gontmakher
       Chief Executive Officer
       4Front Ventures Corp.
       7010 E. Chauncey Lane, Suite 235
       Phoenix, AZ 85054

                                                        Re: 4Front Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K Filed
November 20, 2023
                                                            File No. 000-56075

       Dear Leonid Gontmakher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial and Performance Measures
       Adjusted EBITDA, page 38

   1. Your statement that Adjusted EBITDA represents a clearer picture of what the Company's operations could be
doing, appears to imply that adjusted EBITDA is superior to your
                                                        GAAP results. Please
revise your future filings to remove any implication that adjusted
                                                        EBITDA is superior or
should be used as an alternative to your GAAP results. This
                                                        comment also applies to
the disclosures included within your March 31, 2023, June 30,
                                                        2023, and September 30,
2023 Forms 10-Q.
   2. We note within your non-GAAP reconciliation that you present certain line items including but not
limited to    Sale leaseback related interest expense and non-cash
                                                        operating lease
amortization,       Facility start-up costs / under-absorbed overhead,    and
                                                           Acquisition,
transaction, and other non-cash costs.    Please tell us and revise future
filings
 Leonid Gontmakher
4Front Ventures Corp.
December 15, 2023
Page 2
         to explain and quantify the components of these adjustments including the nature of the charges and what they represent. Within your discussion, explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial
         Measures Compliance & Disclosure Interpretations. This comment also applies to the disclosures included within your aforementioned Forms 10-Q.
3.       As a related matter, please clarify if the    Loss (gain) on
litigation settlement    includes the
         $3.8 million payment received from Frisco SPV, LLC. We note from your disclosures on page F-38 that this amount was recognized in other income and relates to planned litigation against four former licensing clients. Explain to us how you considered
         Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP
         Financial Measures. This comment also applies to the disclosures included within your aforementioned Forms 10-Q.
Item 9A. Controls and Procedures, page 45

4. We note the disclosure that you performed an assessment of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2022;
         however, you did not clearly disclose management   s conclusions.
Please tell us and revise
         your future filings to disclose management's conclusion on whether your disclosure controls and procedures and internal controls over financial reporting were effective at the end of the period. Refer to the guidance in Items 307 and 308(a)(3) of Regulation S-
         K. This comment also applies to your disclosure controls and procedures assessments included within your aforementioned Forms 10-Q.
Consolidated Statements of Operations, page F-4

5. Please revise future filings to remove the equity-based compensation line item from the face of your statements of operations. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items, in the notes to the financial statements or within MD&A.

Form 8-K Filed November 20, 2023

Exhibit 99.1

6. Your presentation of Systemwide Pro Forma Revenue from continuing operations appears to be an individually tailored recognition and measurement principle that is inconsistent with US GAAP revenue recognition principles. Please remove this presentation from
FirstName LastNameLeonid Gontmakher
       future filings or explain to us how this non-GAAP measure complies with the guidance in
Comapany    Name4Front
       100.01  and 100.04Ventures   Corp.
                            of the Non-GAAP    Compliance & Disclosure
Interpretations. Refer to
       the guidance
December              in Item
           15, 2023 Page    2 10(e) of Regulation S-K.
FirstName LastName
 Leonid Gontmakher
FirstName LastNameLeonid   Gontmakher
4Front Ventures Corp.
Comapany15,
December  Name4Front
              2023     Ventures Corp.
December
Page 3    15, 2023 Page 3
FirstName LastName
7. We note you present a non-GAAP measure entitled "Adjusted EBITDA." Please revise future filings to provide a reconciliation to the most directly comparable GAAP measure and to include all the disclosures outlined in Item 10(e) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences